Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in the second amended and restated prospectus supplement dated December 17, 2024, amended and restating the prospectus supplement dated March 8, 2024, as first amended and restated by the prospectus supplement dated October 4, 2024 relating to the US$86,913,570 at-the-market offering of common shares of Bitfarms Ltd. (the “Company”) together with the accompanying short form base shelf prospectus dated November 10, 2023 (together, the “Prospectus”) constituting a part of the Company’s Registration Statement on Form F-10 (File No. 333-272989) (the “Registration Statement”) of our report dated March 8, 2024, relating to the consolidated financial statements of Stronghold Digital Mining, Inc., which is contained in that Prospectus and the Registration Statement.

We also consent to the reference to us under the caption “Names of Experts” in the Prospectus and the Registration Statement.

/s/ Urish Popeck & Co., LLC

Pittsburgh, Pennsylvania

December 17, 2024